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Jeffrey D. Haas (202) 469-5192 jeffrey.haas@hklaw.com

December 14, 2016
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4720
Washington, D.C. 20549-4720

Attention:     Gus Rodriguez, Accounting Branch Chief, Office of Financial Services
    Marc Thomas, Senior Staff Accountant

Re:     Pacific Premier Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 9, 2016
File No. 000-22193

Dear Mr. Rodriguez and Mr. Thomas:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter is in response to the comment of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 2, 2016 to Mr. Ronald J. Nicolas, Jr., Senior Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 and annual report on Form 10-K for fiscal year ended December 31, 2015. For your convenience, the Staff’s comment is repeated below in bold, with our response immediately following.
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Non-GAAP Measures, page 45

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland
Los Angeles | Miami | New York | Orlando | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons
Washington, D.C. | West Palm Beach

December 14, 2016

1.
You disclose Non-GAAP adjustments to remove merger-related expenses from net income, diluted earnings per share and return on average assets. In this regard, we note that you have completed seven bank acquisitions since 2010. You also disclose that you will continue to pursue acquisitions that meet your criteria. It appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-K report and your next earnings release.

Response
The Company acknowledges the Staff’s comment. The Company will review and apply the updated Compliance and Disclosure Interpretations issued on May 17, 2016 with respect to the above-referenced Non-GAAP adjustments when preparing its next annual report on Form 10-K and its next earnings release.
If you have any further questions, please contact the undersigned at (202) 469-5192 or jeffrey.haas@hklaw.com.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Jeffrey D. Haas Jeffrey D. Haas, Esq.

cc:    Ronald J. Nicolas, Jr.